EXHIBIT 4

Chunghwa Telecom participates in Morgan Stanley 11th Annual Asia Pacific Summit

Date of events: 2012/11/01

Contents:

1.Date of the investor conference:2012/11/07~2012/11/09

2.Time of the investor conference:16:30

3.Location of the investor conference: Singapore

4.Brief information disclosed in the investor conference: The conference will be held by Morgan Stanley.

5.The presentation of the investor conference release: Please refer to http://newmops.tse.com.tw/.

6.Will the presentation be released in the Company’s website: Yes. Please refer to http://www.cht.com.tw/ir

7.Any other matters that need to be specified: None